Exhibit 4.5

HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2018 and 2017

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the condensed interim unaudited consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Limited (Hydro One or the Company) for the three months ended March 31, 2018, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2017. The Consolidated Financial Statements are presented in Canadian dollars and have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.

The Company has prepared this MD&A in accordance with National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. This MD&A provides information for the three months ended March 31, 2018, based on information available to management as of May 14, 2018.

CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

Three months ended March 31 (millions of dollars, except as otherwise noted)	2018	2017	Change
Revenues	1,576	1,658	(4.9%)
Purchased power	751	889	(15.5%)
Revenues, net of purchased power[1]	825	769	7.3%
Operation, maintenance and administration costs	270	271	(0.4%)
Depreciation and amortization	197	195	1.0%
Financing charges	88	103	(14.6%)
Income tax expense	42	27	55.6%
Net income attributable to common shareholders of Hydro One	222	167	32.9%

Basic earnings per common share (EPS)	$0.37	$0.28	32.1%
Diluted EPS	$0.37	$0.28	32.1%
Basic adjusted non-GAAP EPS (Adjusted EPS)[1]	$0.35	$0.28	25.0%
Diluted Adjusted EPS[1]	$0.35	$0.28	25.0%

Net cash from operating activities	376	471	(20.2%)
Funds from operations (FFO)[1]	414	389	6.4%

Capital investments	305	350	(12.9%)
Assets placed in-service	145	228	(36.4%)

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,815	19,795	0.1%
Distribution: Electricity distributed to Hydro One customers (GWh)	7,406	6,967	6.3%

		2018	2017
Debt to capitalization ratio[2]		52.8%	52.9%

1	See section “Non-GAAP Measures” for description and reconciliation of basic and diluted Adjusted EPS, FFO and Revenues, net of purchased power.

2

Debt to capitalization ratio has been presented at March 31, 2018 and December 31, 2017, and has been calculated as total debt (includes total long-term debt, convertible debentures and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholders’ equity, including preferred shares but excluding any amounts related to noncontrolling interest.

OVERVIEW

For the three months ended March 31, 2018, Hydro One’s business segments accounted for the Company’s total revenues, net of purchased power, as follows:

	Transmission	Distribution	Other
Percentage of Company’s total revenues, net of purchased power	51%	48%	1%

At March 31, 2018, Hydro One’s business segments accounted for the Company’s total assets as follows:

	Transmission	Distribution	Other
Percentage of Company’s total assets	53%	36%	11%

1

HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2018 and 2017

RESULTS OF OPERATIONS

Net Income

Net income attributable to common shareholders for the quarter ended March 31, 2018 of $222 million is an increase of $55 million or 32.9% from the prior year. Significant influences on net income included:

•	increase in transmission and distribution revenues due to higher energy consumption resulting from colder winter in 2018;

•	higher transmission revenues driven by timing of the Ontario Energy Board (OEB)‘s decision on the 2017-2018 transmission rate filing and increased OEB-approved transmission rates for 2018;

•

lower operation, maintenance and administration (OM&A) costs primarily resulting from lower corporate support costs, which were partially offset by costs relating to Hydro One’s response to the Northeastern storms; and

•

lower financing charges primarily due to revaluation of the deal-contingent foreign exchange forward contract and a decrease in interest expense on long-term debt, partially offset by interest incurred on the Convertible Debentures issued in August 2017.

EPS and Adjusted EPS

EPS was $0.37 in the first quarter of 2018, compared to $0.28 in the first quarter of 2017. The increase in EPS was driven by higher net income for the first quarter of 2018, as discussed above. Adjusted EPS, which adjusts for income related to Avista Corporation acquisition, was $0.35 in the first quarter of 2018, compared to $0.28 in the first quarter of 2017. The increase in Adjusted EPS was driven by higher net income for the first quarter of 2018, as discussed above, but exclude the impact of items related to Avista Corporation acquisition. See section “Non-GAAP Measures” for description of Adjusted EPS.

Revenues

Three months ended March 31 (millions of dollars, except as otherwise noted)	2018	2017	Change
Transmission	421	367	14.7%
Distribution	1,145	1,279	(10.5%)
Other	10	12	(16.7%)
Total revenues	1,576	1,658	(4.9%)

Transmission	421	367	14.7%
Distribution, net of purchased power	394	390	1.0%
Other	10	12	(16.7%)
Total revenues, net of purchased power	825	769	7.3%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,815	19,795	0.1%
Distribution: Electricity distributed to Hydro One customers (GWh)	7,406	6,967	6.3%

Transmission Revenues

Transmission revenues increased by 14.7% during the quarter ended March 31, 2018 primarily due to the following:

•	higher revenues driven by timing of the OEB’s decision on the 2017-2018 transmission rate filing and increased OEB-approved transmission rates for 2018;

•	higher average monthly Ontario 60-minute peak demand primarily due to colder winter in 2018; and

•	increased 2018 allowed return on equity (ROE) for the transmission business.

Distribution Revenues, Net of Purchased Power

Distribution revenues, net of purchased power, increased by 1.0% during the quarter ended March 31, 2018 primarily due to the following:

•	higher energy consumption resulting from colder winter in 2018; partially offset by

•	lower deferred regulatory adjustments.

OM&A Costs

Three months ended March 31 (millions of dollars)	2018	2017	Change
Transmission	105	102	2.9%
Distribution	145	145	—%
Other	20	24	(16.7%)
	270	271	(0.4%)

2

HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2018 and 2017

Transmission OM&A Costs

The increase of 2.9% in transmission OM&A costs for the quarter ended March 31, 2018 was primarily due to:

•	higher volume of maintenance work for operation facilities and real estate; and

•	higher rights payments associated with transmission occupations as a result of recent rent reviews.

Distribution OM&A Costs

Distribution OM&A costs for the quarter ended March 31, 2018 were consistent with prior year. Main factors included the following:

•	lower corporate support costs;

•	lower emergency power and storm restoration costs;

•	lower spend on vegetation management as a result of hiring delays of temporary trade resources;

•

increased costs as a result of Nova Scotia, Baltimore and Boston storm restoration efforts. These restoration efforts had no impact on the Company’s net income, as related revenues were recorded in distribution revenues during the quarter; and

•	project and inventory write-offs due to revision of asset replacement strategies, alternatives not pursued, and obsolete inventory and technology.

Other OM&A Costs

The decrease in other OM&A costs for the quarter ended March 31, 2018 was primarily due to lower costs related to strategy development.

Financing Charges

The decrease of $15 million or 14.6% in financing charges for the quarter ended March 31, 2018 was primarily due to the following:

•	an unrealized gain recorded in the first quarter of 2018 due to revaluation of the deal-contingent foreign exchange forward contract related to the Avista Corporation merger; and

•	a decrease in interest expense on long-term debt driven by a lower weighted average long-term debt portfolio during the first quarter of 2018; partially offset by

•	an increase in interest expense related to the Convertible Debentures issued in August 2017.

Income Tax Expense

Income tax expense for the quarter ended March 31, 2018 increased by $15 million compared to the first quarter in 2017, and the Company realized an effective tax rate of approximately 15.6% in the quarter, compared to approximately 13.5% realized in the same period last year. The higher tax expense and the effective tax rate are attributable to higher income before taxes in the first quarter of 2018.

Common Share Dividends

In 2018, the Company declared and paid cash dividends to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 12, 2018	March 13, 2018	March 29, 2018	$0.22	131

Following the conclusion of the first quarter of 2018, the Company declared a cash dividend to common shareholders reflecting an increase of 5% as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
May 14, 2018	June 12, 2018	June 29, 2018	$0.23	137

3

HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2018 and 2017

QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS)	Mar 31, 2018	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	Jun 30, 2016
Revenues	1,576	1,439	1,522	1,371	1,658	1,614	1,706	1,546
Purchased power	751	662	675	649	889	858	870	803
Revenues, net of purchased power	825	777	847	722	769	756	836	743
Net income to common shareholders	222	155	219	117	167	128	233	152

Basic EPS	$0.37	$0.26	$0.37	$0.20	$0.28	$0.22	$0.39	$0.26
Diluted EPS	$0.37	$0.26	$0.37	$0.20	$0.28	$0.21	$0.39	$0.25
Basic Adjusted EPS[1]	$0.35	$0.29	$0.40	$0.20	$0.28	$0.22	$0.39	$0.26
Diluted Adjusted EPS[1]	$0.35	$0.28	$0.40	$0.20	$0.28	$0.21	$0.39	$0.25
[1]	See section “Non-GAAP Measures” for description of Adjusted EPS.

Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing.

CAPITAL INVESTMENTS

The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve both additions to existing assets and large scale projects such as new transmission lines and transmission stations.

Assets Placed In-Service

The following table presents Hydro One’s assets placed in-service during the three months ended March 31, 2018 and 2017:

Three months ended March 31 (millions of dollars)	2018	2017	Change
Transmission	38	82	(53.7%)
Distribution	105	146	(28.1%)
Other	2	—	100.0%
Total assets placed in-service	145	228	(36.4%)

Transmission Assets Placed In-Service

Transmission assets placed in-service decreased by $44 million or 53.7% during the first quarter of 2018 primarily due to the following:

•	timing of assets placed in-service for the station sustainment investments, primarily at the Richview, Nepean, Bruce A and Birch transmission stations; and the Hinchinbrooke switching station;

•	a major local area supply project, 115kV switchyard upgrade at Manby transmission station, that was placed in-service in the first quarter of 2017; and

•	lower volume of spare transformer purchases; partially offset by

•	cumulative investments that were placed in-service for the Source-to-Order Transformation project, which aims to modernize the Company’s sourcing and procurement capabilities.

Distribution Assets Placed In-Service

Distribution assets placed in-service decreased by $41 million or 28.1% during the first quarter of 2018 primarily due to the following:

•	the completion of an operation center in Bolton in February 2017;

•	higher volume of lines large sustainment carryover work in the first quarter of 2017;

•	lower volume of distribution station refurbishments and spare transformer purchases; and

•	lower volume of emergency power and storm restorations work; partially offset by

•	increased assets placed in-service for the Advanced Distribution System project; and

•	cumulative investments that were placed in-service for the Source-to-Order Transformation project, which aims to modernize the Company’s sourcing and procurement capabilities.

4

HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2018 and 2017

Capital Investments

The following table presents Hydro One’s capital investments during the three months ended March 31, 2018 and 2017:

Three months ended March 31 (millions of dollars)	2018	2017	Change
Transmission
Sustaining	155	162	(4.3%)
Development	23	37	(37.8%)
Other	12	10	20.0%
	190	209	(9.1%)
Distribution
Sustaining	59	72	(18.1%)
Development	46	47	(2.1%)
Other	9	19	(52.6%)
	114	138	(17.4%)
Other	1	3	(66.7%)
Total capital investments	305	350	(12.9%)

Transmission Capital Investments

Transmission capital investments decreased by $19 million or 9.1% during the first quarter of 2018. Principal impacts on the levels of capital investments included:

•	timing of project activities on major development projects;

•	lower volume of transmission station refurbishments and replacements work; and

•	lower volume of wood pole replacements; partially offset by

•	higher volume of overhead lines refurbishments and replacements; and

•	timing of work on load customer connections.

Distribution Capital Investments

Distribution capital investments decreased by $24 million or 17.4% during the first quarter of 2018. Principal impacts on the levels of capital investments included:

•	lower volume of lines and station refurbishments and replacements work; and

•	lower volume of emergency power and storm restorations work.

5

HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2018 and 2017

Major Transmission Capital Investment Projects

The following table summarizes the status of significant transmission projects as at March 31, 2018:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
Development Projects:

Supply to Essex County Transmission Reinforcement	Windsor-Essex area Southwestern Ontario	New transmission line and station	2018	$57 million	$53 million

Clarington Transmission Station	Oshawa area Southwestern Ontario	New transmission station	2018	$252 million	$228 million

East-West Tie Station Expansion	Northern Ontario	New transmission connection and station expansion	2021	$157 million	$9 million

Northwest Bulk Transmission Line	Thunder Bay-Atikokan Northwestern Ontario	New transmission line	2024	$350 million	$1 million

Niagara Reinforcement Project	Niagara area Southwestern Ontario	New transmission line	2019	$119 million	$102 million
Sustainment Projects:

Bruce A Transmission Station	Tiverton Southwestern Ontario	Station sustainment	2020	$109 million[1]	$109 million

Richview Transmission Station Circuit Breaker Replacement	Toronto Southwestern Ontario	Station sustainment	2019	$103 million	$88 million

Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2022	$93 million	$54 million

Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2023	$95 million	$48 million
[1]	The estimated cost to complete the Bruce A Transmission Station project is currently under review.

SUMMARY OF SOURCES AND USES OF CASH

Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

Three months ended March 31 (millions of dollars)	2018	2017
Cash provided by operating activities	376	471
Cash used in financing activities	(76)	(148)
Cash used in investing activities	(297)	(350)
Increase (decrease) in cash and cash equivalents	3	(27)

Cash provided by operating activities

Cash from Operating Activities for the first quarter of 2018 decreased by $95 million compared to the first quarter of 2017, primarily due to lower payables to the Independent Electricity System Operator (IESO) for energy purchases which decreased as a result of milder weather in March 2018, as well as lower commodity rates.

Cash provided by financing activities

Sources of cash

•	The Company received proceeds of $1,172 million from the issuance of short-term notes in the first quarter of 2018, compared to $572 million received in the prior year.

Uses of cash

•

Dividends paid in the first quarter of 2018 were $136 million, consisting of $131 million common share dividends and $5 million of preferred share dividends, compared to dividends of $130 million paid in the prior year, consisting of $125 million common share dividends and $5 million of preferred share dividends.

•	The Company repaid $1,109 million of short-term notes in the first quarter of 2018, compared to $590 million repaid in the prior year.

6

HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2018 and 2017

Cash used in investing activities

Uses of cash

•	Capital expenditures were $49 million lower in the first quarter of 2018, primarily due to lower volume and timing of capital investment work.

LIQUIDITY AND FINANCING STRATEGY

Short-term liquidity is provided through funds from operations, Hydro One Inc.’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One Inc. is authorized to issue up to $1.5 billion in short-term notes with a term to maturity of up to 365 days. At March 31, 2018, Hydro One Inc. had $989 million in commercial paper borrowings outstanding, compared to $926 million outstanding at December 31, 2017. In addition, the Company has revolving bank credit facilities totalling $2,550 million maturing in 2021 and 2022. The Company may use the credit facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the credit facilities and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s normal operating requirements.

At March 31, 2018, the Company’s long-term debt in the principal amount of $10,069 million included $9,923 million of long-term debt, the majority of which was issued under Hydro One Inc.’s Medium Term Note (MTN) Program, and long-term debt in the principal amount of $146 million held by Hydro One Sault Ste. Marie LP (HOSSM). At March 31, 2018, the maximum authorized principal amount of notes issuable under the current MTN Program prospectus filed in March 2018 was $4.0 billion, with the entire amount remaining available for issuance until April 2020. The long-term debt consists of notes and debentures that mature between 2018 and 2064, and at March 31, 2018, had an average term to maturity of approximately 15.5 years and a weighted average coupon rate of 4.2%.

Hydro One’s universal short form shelf prospectus (Universal Base Shelf Prospectus) filed in March 2016, which allowed the Company to offer, from time to time in one or more public offerings, up to $8.0 billion of debt, equity or other securities, or any combination thereof, expired on April 30, 2018. The Company plans to file a new Universal Base Shelf Prospectus in the second quarter of 2018.

To mitigate the foreign currency risk related to the portion of the Avista Corporation acquisition purchase price financed by the issuance of Convertible Debentures, in October 2017, the Company entered into a deal-contingent foreign exchange forward contract to convert $1.4 billion Canadian to US dollars. For the three months ended March 31, 2018, a fair value gain of $27 million was recorded related to this contract, compared to a fair value loss of $3 million recorded for the year ended December 31, 2017. At March 31, 2018, the corresponding derivative asset was $24 million, compared to a derivative liability of $3 million at December 31, 2017.

At March 31, 2018, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.

OTHER OBLIGATIONS

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

7

HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2018 and 2017

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

March 31, 2018 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt – principal repayments	10,069	981	1,656	606	6,826
Long-term debt – interest payments	7,629	427	785	711	5,706
Convertible debentures - principal repayments[1]	513	—	—	—	513
Convertible debentures - interest payments	586	62	123	123	278
Short-term notes payable	989	989	—	—	—
Pension contributions[2]	130	71	59	—	—
Environmental and asset retirement obligations	211	30	61	57	63
Outsourcing agreements	351	145	196	5	5
Operating lease commitments	36	12	16	5	3
Long-term software/meter agreement	52	17	30	2	3
Total contractual obligations	20,566	2,734	2,926	1,509	13,397

Other commercial commitments (by year of expiry)
Credit facilities	2,550	—	—	2,550	—
Letters of credit[3]	173	173	—	—	—
Guarantees[4]	325	325	—	—	—
Total other commercial commitments	3,048	498	—	2,550	—

1	The Company expects that the Convertible Debentures will be converted to common shares upon closing of the Avista Corporation acquisition.

2

Contributions to the Hydro One Pension Fund are generally made one month in arrears. The 2018 and 2019 minimum pension contributions are based on an actuarial valuation as at December 31, 2016 and projected levels of pensionable earnings.

3

Letters of credit consist of a $154 million letter of credit related to retirement compensation arrangements, a $12 million letter of credit provided to the IESO for prudential support, $6 million in letters of credit to satisfy debt service reserve requirements, and $1 million in letters of credit for various operating purposes.

4	Guarantees consist of prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries.

REGULATION

The OEB approves both the revenue requirements of and the rates charged by Hydro One’s regulated transmission and distribution businesses. The rates are designed to permit the Company’s transmission and distribution businesses to recover the allowed costs and to earn a formula-based annual rate of return on its deemed 40% equity level invested in the regulated businesses. This is done by applying a specified equity risk premium to forecasted interest rates on long-term bonds. In addition, the OEB approves rate riders to allow for the recovery or disposition of specific regulatory deferral and variance accounts over specified time frames.

The following table summarizes the status of Hydro One’s major regulatory proceedings:

Application	Years	Type	Status
Electricity Rates
Hydro One Networks	2017-2018	Transmission – Cost-of-service	OEB decision received[1]
Hydro One Networks	2018-2022	Distribution – Custom	OEB decision pending
B2M LP	2015-2019	Transmission – Cost-of-service	OEB decision received
HOSSM	2017-2018	Transmission – Revenue Cap	OEB decision received
Mergers Acquisitions Amalgamations and Divestitures (MAAD)
Orillia Power Distribution Corporation	n/a	Acquisition	OEB decision received - approval denied[2]
Leave to Construct
East-West Tie Station Expansion	n/a	Section 92	OEB decision pending
Lake Superior Link Project	n/a	Section 92	OEB decision pending

[1]	In October 2017, the Company filed a Motion to Review and Vary the OEB’s decision and filed an appeal with the Divisional Court of Ontario.
2	In May 2018, Hydro One and Orillia Power Distribution Corporation both filed a Motion to Review and Vary the OEB’s decision.

8

HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2018 and 2017

The following table summarizes the key elements and status of Hydro One’s electricity rate applications:

Application	Year	ROE Allowed (A) or Forecast (F)	Rate Base Allowed (A) or Forecast (F)	Rate Application Status	Rate Order Status
Transmission
Hydro One Networks	2018	9.00% (A)	$11,148 million (A)	Approved in September 2017	Approved in December 2017
B2M LP	2018	9.00% (A)	$502 million (A)	Approved in December 2015	Filed in December 2017
	2019	9.00% (F)	$496 million (A)	Approved in December 2015	To be filed in 2018 Q4
HOSSM	2018	9.19% (A)	$218 million (A)	Approved in September 2017	n/a
Distribution
Hydro One Networks	2018	9.00% (A)	$7,666 million (F)	Filed in March 2017[1]	To be filed in 2018 Q4
	2019	9.00% (F)	$8,027 million (F)	Filed in March 2017[1]	To be filed in 2018 Q4
	2020	9.00% (F)	$8,430 million (F)	Filed in March 2017[1]	To be filed in 2019 Q4
	2021	9.00% (F)	$8,960 million (F)	Filed in March 2017[1]	To be filed in 2020 Q4
	2022	9.00% (F)	$9,327 million (F)	Filed in March 2017[1]	To be filed in 2021 Q4

[1]	On June 7 and December 21, 2017, Hydro One Networks filed updates to the application reflecting recent financial results and other adjustments.

Electricity Rates Applications

Hydro One Networks - Transmission

On September 28, 2017, the OEB issued its Decision and Order on Hydro One Networks’ 2017 and 2018 transmission rates revenue requirements (Decision), with 2017 rates effective January 1, 2017. Key changes to the application as filed included reductions in planned capital expenditures of $126 million and $122 million for 2017 and 2018, respectively, in OM&A expenses related to compensation by $15 million for each year, and in estimated tax savings from the IPO by $24 million and $26 million for 2017 and 2018, respectively. On October 10, 2017, Hydro One Networks filed a Draft Rate Order reflecting the changes outlined in the Decision.

In its Decision, the OEB concluded that the net deferred tax asset resulting from transition from the payments in lieu of tax regime under the Electricity Act (Ontario) to tax payments under the federal and provincial tax regime should not accrue entirely to Hydro One’s shareholders and that a portion should be shared with ratepayers. On November 9, 2017, the OEB issued a Decision and Order that calculated the portion of the tax savings that should be shared with ratepayers. The OEB’s calculation would result in an impairment of Hydro One Networks’ transmission deferred income tax regulatory asset of up to approximately $515 million. If the OEB were to apply the same calculation for sharing in Hydro One Networks’ 2018-2022 distribution rates, for which a decision is currently outstanding, it would result in an additional impairment of up to approximately $370 million related to Hydro One Networks’ distribution deferred income tax regulatory asset.

In October 2017, the Company filed a Motion to Review and Vary (Motion) the Decision and filed an appeal with the Divisional Court of Ontario (Appeal). In both cases, the Company’s position is that the OEB made errors of fact and law in its determination of allocation of the tax savings between the shareholders and ratepayers. The Appeal is being held in abeyance pending the outcome of the Motion. If the Decision is upheld, based on the facts known at this time, the exposure from the potential impairments would be a one-time decrease in net income of up to approximately $885 million, resulting in an annual decrease to FFO in the range of $50 million to $60 million. Based on the assumptions that the OEB applies established rate making principles in a manner consistent with its past practice and does not exercise its discretion to take other policy considerations into account, management is of the view that it is likely that the Company’s Motion will be granted and the aforementioned tax savings will be allocated to the benefit of Hydro One shareholders. An OEB hearing of the merits of the Motion was held on February 12, 2018.

In October 2017, the intervenor Anwaatin Inc. also filed a Motion to Review and Vary the OEB Decision (Anwaatin Motion) alleging that the OEB breached its duty of procedural fairness, failed to respond to certain evidence, and failed to provide reasons on the capital budget as it related to reliability issues impacting Anwaatin Inc.’s constituents. The Anwaatin Motion was heard by the OEB on February 13, 2018.

On November 23, 2017, the OEB approved the 2017 rates revenue requirement of $1,438 million. On December 20, 2017, the OEB approved the 2018 rates revenue requirement of $1,511 million, which included a $25 million increase from the approved amount, as a result of the OEB-updated cost of capital parameters. Uniform Transmission Rates (UTRs), reflecting these approved amounts, were approved by the OEB on February 1, 2018 to be effective as of January 1, 2018.

In March 2017, the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) 2017-07, which limits capitalization of post-employment benefit related costs to the service cost component. Hydro One filed an application requesting the OEB to approve a deferral account, to record the amounts no longer permitted for capitalization under the new standard, effective January 1, 2018. In May 2018, the OEB approved the deferral account.

9

HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2018 and 2017

On March 16, 2018, the OEB issued a letter requesting Hydro One to file the transmission revenue requirement application for a four-year test period from 2019 to 2022, rather than the minimum 5-year period allowed under existing OEB policy. The OEB indicated that it is more appropriate to consider rates for Hydro One’s distribution and transmission businesses in a single application, and stated that it expected Hydro One to file a single application for distribution rates (including Hydro One Remote Communities Inc.) and transmission revenue requirement for the period from 2023 to 2027.

Hydro One plans to file an application with the OEB for 2019-2022 transmission rates in mid-2018.

Hydro One Networks - Distribution

On March 9, 2018, the OEB issued a procedural order stating that the oral hearing related to Hydro One Networks’ application for 2018-2022 distribution rates will commence on June 4, 2018.

B2M LP

On May 10, 2018, the OEB issued its Decision and Rate Order on B2M LP’s 2018 transmission application reflecting revenue requirement of $36 million, effective January 1, 2018.

Hydro One Remote Communities Inc.

On March 19, 2018, the OEB approved the settlement agreement related to the 2018 rates application reached by Hydro One Remote Communities Inc. and the intervenors in the rate proceeding. On March 26, 2018, a draft rate order was filed with the OEB for 2018 rates. The OEB approved the draft rate order on April 12, 2018, and the new rates were implemented effective May 1, 2018.

MAAD Application

Orillia Power MAAD Application

On April 12, 2018, the OEB issued a decision denying Hydro One’s proposed acquisition of Orillia Power Distribution Corporation from the City of Orillia, Ontario. On May 2, 2018, Hydro One and Orillia Power Distribution Corporation both filed a Motion to Review and Vary the OEB’s decision.

Other Applications

Lake Superior Link Project

On February 15, 2018, Hydro One filed a Leave to Construct application with the OEB to construct the east-west tie line in northwestern Ontario (Lake Superior Link Project), which will compete with an application filed by NextBridge Infrastructure to construct this line.

OTHER DEVELOPMENTS

Collective Agreements

On March 1, 2018, Hydro One insourced its customer service operations, which had been previously outsourced to Inergi LP and Vertex Customer Management (Canada) Limited since 2002. The insourcing was facilitated through labour agreements reached with the Power Workers’ Union (PWU) and The Society of Energy Professionals (now known as the Society of United Professionals) in 2017.

The current collective agreement with the PWU expired on March 31, 2018. On March 26, 2018, Hydro One and the PWU reached a tentative agreement that is now subject to ratification by the PWU.

US GAAP - Exemptive Relief

On March 27, 2018, Hydro One was granted exemptive relief by securities regulators in each province and territory of Canada which allows Hydro One to continue to report its financial results in accordance with US GAAP (Exemptive Relief). The Exemptive Relief will remain in effect until the earlier of: (i) January 1, 2024; (ii) the first day of Hydro One’s financial year that commences after Hydro One ceases to have activities subject to rate regulation; and (iii) the effective date prescribed by the International Accounting Standards Board for the mandatory application of a standard within International Financial Reporting Standards specific to entities with activities subject to rate regulation.

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HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2018 and 2017

Avista Corporation Merger

In July 2017, Hydro One reached an agreement to acquire Avista Corporation (Merger). The following table summarizes the status of the Merger approval process:

Approval Required	Status
Alaska[1]	Settlement agreement filed on April 3, 2018[5]
Washington[1]	Settlement agreement filed on March 27, 2018[4]
Idaho[1]	Settlement agreement filed on April 13, 2018[8]
Oregon[1]	Evidentiary hearing scheduled for June 21, 2018[10]
Montana[1]	Evidentiary hearing scheduled for May 17, 2018
Federal Communications Commission	Consent received on May 4, 2018[9]
Committee on Foreign Investment in the United States	Filed for clearance on April 10, 2018[7]
Hart-Scott-Rodino Antitrust	Clearance received on April 5, 2018[6]
Federal Energy Regulatory Commission	Approval received on January 16, 2018[3]
Avista shareholders	Approval received on November 21, 2017[2]

1

On September 14, 2017, Hydro One and Avista Corporation filed applications with the state utility commissions in Alaska, Washington, Idaho, Oregon, and Montana, requesting regulatory approval of the Merger on or before August 14, 2018.

2	On November 21, 2017, the Merger was approved by the shareholders of Avista Corporation.
3	On January 16, 2018, the Federal Energy Regulatory Commission approved the Merger application.
4	On March 27, 2018, an all-parties, all-issues settlement agreement was filed with the Washington Utilities and Transportation Commission.
5	On April 3, 2018, an all-parties, all-issues settlement agreement was filed with the Regulatory Commission of Alaska.
6

On April 5, 2018, the 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, for the Merger expired. This expiration of the waiting period means that the parties have received antitrust clearance for the Merger and satisfies one of the closing conditions of the transaction.

7

On April 10, 2018, Hydro One and Avista Corporation filed for clearance of the Merger with the Committee on Foreign Investment in the United States (CFIUS). Hydro One and Avista Corporation had previously pre-filed with the CFIUS on February 9, 2018.

8	On April 13, 2018, an all-parties, all-issues settlement agreement was filed with the Idaho Public Utilities Commission.
9

On May 4, 2018, consent for the transfer of control of the wireless licences held by Avista Corporation and one of its subsidiaries to Hydro One as a result of the Merger was received from the Federal Communications Commission.

10

On May 8, 2018, a settlement in principle with all parties in the Oregon proceeding was reached. The parties intend to file the full settlement agreement with the Oregon Public Utility Commission for review.

Applications for regulatory approval of the Merger are pending with utility commissions in Alaska, Washington, Idaho, Oregon, and Montana. The settlement agreements remain subject to approval by the respective commissions. Also required is clearance by the Committee on Foreign Investment in the United States and the satisfaction of customary closing conditions. Hydro One anticipates closing the Merger in the second half of 2018.

Litigation

Class Action Lawsuit

Hydro One Inc., Hydro One Networks, Hydro One Remote Communities Inc., and Norfolk Power Distribution Inc. are defendants in a class action suit in which the representative plaintiff is seeking up to $125 million in damages related to allegations of improper billing practices. The plaintiff’s motion for certification was dismissed by the court on November 28, 2017, but the plaintiff has appealed the court’s decision. The appeal is scheduled to be heard on October 16, 2018, and it is possible that no decision will be rendered by the appeal court until the first quarter of 2019. At this time, an estimate of a possible loss related to this claim cannot be made.

Litigation Relating to the Merger

To date, four putative class action lawsuits were filed by purported Avista Corporation shareholders in relation to the Merger. First, Fink v. Morris, et al., was filed in Washington state court and the amended complaint names as defendants Avista Corporation’s directors, Hydro One, Olympus Holding Corp., Olympus Corp., and Bank of America Merrill Lynch. The suit alleges that Avista Corporation’s directors breached their fiduciary duties in relation to the Merger, aided and abetted by Hydro One, Olympus Holding Corp., Olympus Corp. and Bank of America Merrill Lynch. The Washington state court issued an order staying the litigation until after the plaintiffs file an amended complaint, which must be no later than 30 days after Avista Corporation or Hydro One publicly announces that the Merger has closed. Second, Jenß v. Avista Corp., et al., Samuel v. Avista Corp., et al., and Sharpenter v. Avista Corp., et al., were each filed in the US District Court for the Eastern District of Washington and named as defendants Avista Corporation and its directors; Sharpenter also named Hydro One, Olympus Holding Corp., and Olympus Corp. The lawsuits alleged that the preliminary proxy statement omitted material facts necessary to make the statements therein not false or misleading. Jenß, Samuel, and Sharpenter were all voluntarily dismissed by the respective plaintiffs with no consideration paid by any of the defendants. The one remaining class action is consistent with expectations for US merger transactions and, while there is no certainty as to outcome, Hydro One believes that the lawsuit is not material to Hydro One.

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HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2018 and 2017

Appointment of Chief Financial Officer

On January 28, 2018, Mr. Paul Dobson was appointed to the position of Chief Financial Officer of Hydro One, effective March 1, 2018. Mr. Dobson was most recently the Chief Financial Officer at Direct Energy Ltd. in Houston, Texas.

NON-GAAP MEASURES

FFO

FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, FFO provides a consistent measure of the cash generating performance of the Company’s assets.

Three months ended March 31 (millions of dollars)	2018	2017
Net cash from operating activities	376	471
Changes in non-cash balances related to operations	46	(77)
Preferred share dividends	(5)	(5)
Distributions to noncontrolling interest	(3)	—
FFO	414	389

Adjusted Net Income and Adjusted EPS

The following basic and diluted Adjusted EPS has been calculated by management on a supplementary basis which excludes income related to the Avista Corporation acquisition from net income. Adjusted EPS is used internally by management to assess the Company’s performance and is considered useful because it excludes the impact of acquisition-related costs and provides users with a comparative basis to evaluate the current ongoing operations of the Company compared to prior year.

Three months ended March 31	2018	2017
Net income attributable to common shareholders (millions of dollars)	222	167
Income related to acquisition of Avista Corporation (millions of dollars)	(12)	—
Adjusted net income attributable to common shareholders (millions of dollars)	210	167

Weighted average number of shares
Basic	595,386,711	595,000,000
Effect of dilutive stock-based compensation plans	2,322,393	2,257,005
Diluted	597,709,104	597,257,005

Adjusted EPS
Basic	$0.35	$0.28
Diluted	$0.35	$0.28

Revenues, Net of Purchased Power

Revenues, net of purchased power is defined as revenues less purchased power. Management believes that revenue, net of purchased power is helpful as a measure of net revenues for the Distribution segment, as purchased power is fully recovered through revenues.

Three months ended March 31 (millions of dollars)	2018	2017
Revenues	1,576	1,658
Less: Purchased power	751	889
Revenues, net of purchased power	825	769

Three months ended March 31 (millions of dollars)	2018	2017
Distribution revenues	1,145	1,279
Less: Purchased power	751	889
Distribution revenues, net of purchased power	394	390

FFO, basic and diluted Adjusted EPS, Adjusted Net Income, and Revenues, Net of Purchased Power are not recognized measures under US GAAP and do not have a standardized meaning prescribed by US GAAP. They are therefore unlikely to be directly comparable to similar measures presented by other companies. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.

12

HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2018 and 2017

RELATED PARTY TRANSACTIONS

The Province is a shareholder of Hydro One with approximately 47.4% ownership at March 31, 2018. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), and the OEB, are related parties to Hydro One because they are controlled or significantly influenced by the Province. The following is a summary of the Company’s related party transactions during the three months ended March 31, 2018 and 2017:

Three months ended March 31 (millions of dollars)
Related Party	Transaction	2018	2017
Province	Dividends paid	67	92
IESO	Power purchased	513	651
	Revenues for transmission services	405	369
	Amounts related to electricity rebates	137	77
	Distribution revenues related to rural rate protection	57	61
	Distribution revenues related to the supply of electricity to remote northern communities	8	8
	Funding received related to Conservation and Demand Management programs	12	16
OPG	Power purchased	4	4
	Revenues related to provision of construction and equipment maintenance services	2	—
OEFC	Power purchased from power contracts administered by the OEFC	1	1
OEB	OEB fees	2	2

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations.

Paul Dobson assumed the role of Chief Financial Officer on March 1, 2018. However, there were no changes in the Company’s internal control over financial reporting in the first quarter of 2018 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NEW ACCOUNTING PRONOUNCEMENTS

The following tables present ASUs and Accounting Standards Codification (ASC) guidance issued by the FASB that are applicable to Hydro One:

Recently Adopted Accounting Guidance

ASU	Date issued	Description	Effective date	Impact on Hydro One
ASC Topic 606	May 2014 – November 2017	ASC Topic 606 Revenue from Contracts with Customers replaced ASC Topic 605 Revenue Recognition. ASC Topic 606 provides guidance on revenue recognition relating to the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.	January 1, 2018	Hydro One adopted ASC 606 on January 1, 2018 using the retrospective method, without the election of any practical expedients. The Company has included the disclosure requirements of ASC 606 for interim periods in the year of adoption.
ASU 2017-07	March 2017	Service cost components of net benefit cost associated with defined benefit plans are required to be reported in the same line as other compensation costs arising from services rendered by the Company’s employees. All other components of net benefit cost are to be presented in the income statement separately from the service cost component. Only the service cost component is eligible for capitalization where applicable.	January 1, 2018	Hydro One applied for a regulatory deferral account to maintain the capitalization of post-employment benefit related costs and as such, there is no material impact upon adoption.

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HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2018 and 2017

Recently Issued Accounting Guidance Not Yet Adopted

ASU	Date issued	Description	Effective date	Anticipated impact on Hydro One
2016-02 2018-01	February 2016 – January 2018	Lessees are required to recognize the rights and obligations resulting from operating leases as assets (right to use the underlying asset for the term of the lease) and liabilities (obligation to make future lease payments) on the balance sheet. ASU 2018-01 permits an entity to elect an optional practical expedient to not evaluate under ASC Topic 842 land easements that exist or expired before the entity’s adoption of ASC Topic 842 and that were not previously accounted for as leases under ASC Topic 840.	January 1, 2019	An initial assessment is currently underway encompassing a review of existing leases, which will be followed by a review of relevant contracts. No quantitative determination has been made at this time. The Company is on track for implementation of this standard by the effective date.

FORWARD-LOOKING STATEMENTS AND INFORMATION

The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry, regulatory and economic environments in which it operates, and include beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications, including resulting decisions, rates and expected impacts and timing; the Company’s liquidity and capital resources and operational requirements; the standby credit facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; ongoing and planned projects, including expected results and completion dates; expected future capital investments, including expected timing and investment plans; contractual obligations and other commercial commitments; the OEB; the Motion and the Appeal; the Anwaatin Motion; the Lake Superior Link Project and related regulatory application; collective agreements; the pension plan, future pension contributions, valuations and expected impacts; impacts of OEB treatment of post-employment benefit costs; dividends; non-GAAP measures; internal control over financial reporting; recent accounting-related guidance; a new Universal Base Shelf Prospectus; the Convertible Debentures; the Exemptive Relief; the Company’s acquisitions and mergers, including Orillia Power and Avista Corporation; the Company’s financing strategy and foreign currency hedging relating to the acquisition of Avista Corporation; and class action litigation, including litigation relating to the Merger. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

•

risks associated with the Province’s share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties;

•	regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders, actual performance against forecasts and capital expenditures;

•	the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

•

risks relating to the Merger, including (i) the risk that Hydro One may fail to complete the Merger, (ii) uncertainty regarding the length of time required to complete the Merger, (iii) the risk that the purchase price for Avista Corporation could increase, and (iv) the risk that the anticipated benefits of the Merger may not materialize or may not occur within the time periods contemplated by Hydro One;

•

the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;

•	public opposition to and delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

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HYDRO ONE LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

For the three months ended March 31, 2018 and 2017

•	the risk that Hydro One may incur significant costs associated with transferring assets located on reserves (as defined in the Indian Act (Canada));

•	the risks associated with information system security and maintaining a complex information technology system infrastructure;

•	the risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;

•	the risk of labour disputes and inability to negotiate appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;

•	risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;

•	risks related to the financing of the Merger;

•	risks associated with fluctuations in interest rates and failure to manage exposure to credit risk;

•	the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner;

•	the risk of non-compliance with environmental regulations or failure to mitigate significant health and safety risks and inability to recover environmental expenditures in rate applications;

•	the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

•

the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

•	the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;

•	the risks associated with economic uncertainty and financial market volatility;

•	the inability to prepare financial statements using US GAAP; and

•	the impact of the ownership by the Province of lands underlying the Company’s transmission system.

Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section “Risk Management and Risk Factors” in the 2017 MD&A.

In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.

Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com and the Company’s website at www.HydroOne.com/Investors.

15